CARL N. DUNCAN, ESQ., LLC
ATTORNEY AT LAW
cduncan@cnduncanlaw.com

5718 Tanglewood Drive		(301) 263-0200
Bethesda, Maryland 20817		Fax (301) 576-5193
January 2, 2009

VIA FACSIMILE (202-772-9205) AND EDGAR

Jessica Plowgian, Attorney Examiner
Division of Corporation Finance
100 F Street, N.E.
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:           Millennium Group Worldwide Incorporated (the “Company”)
Registration by Coordination; File No. 333-145553
Response to P.E. No. 10 SEC Comment Letter and Associated Forthcoming P.E. No. 11

Dear Ms. Plowgian:

On August 17, 2007, in connection with the sale of up to 6,250,000 shares of common stock of Millennium Group Worldwide Incorporated (the “Company”) at $12.00 per share, we filed the Company’s Form S-1 with the Securities and Exchange Commission (“SEC”) pursuant to the Securities Act of 1933, as amended (the “original filing”). In response to the staff’s December 23, 2008 comment letter, we submitted via facsimile and filed on EDGAR as Correspondence basis, a response December 31, 2008 (the “December 31 Submission”) superseding the Supplemental Letters forwarded December 24, 29 and 30, 2008.

Based on our telephone conversation Wednesday, following the staff’s review of the December 31, 2008 Submission, I understand there are no remaining comments, the Comment 12 about “reservation” of an exhibit in view of its cancellation  being waived.  The staff has required that the Company file a P.E. No. 11 to reflect the cumulative changes since the Company’s P.E. No. 10 was filed December 22 and, absent a surprise, will likely be declared effect today Friday, January 2, 2009.

Please be advised that this letter and P.E. No. 11 is being filed concurrently as Correspondence on EDGAR.  Very specifically, upon completion of your review of the materials here attached, we trust all comments will have been satisfied, you can advise us that the Company’s Registration Statement can be declared effective at a mutually convenient time, hopefully today on or before 4:00 P.M., Friday, January 2, 2009.  Since the Company has filed a Rule 461 Request for Acceleration as Correspondence as part of its submission described above, I understand that no  other Request is required.

I look forward to coordinating such date of effectiveness as early as possible.

Very truly yours,
/s/ Carl N. Duncan
Carl N. Duncan, Esq.

cc:	Kyle Moffatt/Accounting Branch Chief
Julius Jackson/Tad Timbrook
Kurt Benedict/Pioneer